53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
January 27, 2017	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND HAND DELIVERY

Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4565
Washington, D.C.  20549

Re:          Verona Pharma plc Registration Statement on Form F-1 (CIK No. 0001657312)

Dear Ms. Hayes:

On behalf of Verona Pharma plc (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2016 with respect to the Company’s draft Registration Statement on Form F-1 (the “Initial Confidential Registration Statement”). This letter is being submitted together with an amendment to the Initial Confidential Registration Statement (as amended, the “Registration Statement”), which has been revised to address various of the Staff’s comments.  The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.  For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Initial Confidential Registration Statement.

Cover Page

1.                                                  We note your statement that the last reported sale price of your ordinary shares on AIM was £    , equivalent to $     per ADS. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be largely based on the home market

January 27, 2017

trading price. If you expect that the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the AIM market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will include the required disclosures in accordance with the Staff’s comment once the U.S. IPO price or the U.S. IPO price range for the ADSs has been determined.

Prospectus Summary

Overview, page 1

2.                                                  We note that in describing the results of your clinical trials in the first paragraph of this section, you state that treatment with RPL554 has been observed to result in statistically significant improvements in lung function as compared to placebo and has shown clinically meaningful and statistically significant improvements in lung function when added to two commonly used bronchodilators as compared to either bronchodilator administered a single agent. Please revise your disclosure to define the term “statistically significant” as its first use in this paragraph. In doing so, please refrain from referring to p-values in this section as the discussion of p-values should be reserved for the Business section where the proper context may be given.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 77 of the Registration Statement.

3.                                                  Please identify the “only PDE4 inhibitor currently on the market.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 66, 77, 81, 86, 88, 93, 95 and 103 of the Registration Statement.

4.                                                  Please define the terms “pharmacokinetic” and “pharmacodynamics” in the fourth paragraph of this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 77 and 78  of the Registration Statement.

5.                                                  The description of your most recent Phase 2a clinical trial of RPL554 in the last paragraph on page 2 appears to be providing a more detailed description of the results of the trial as compared to the information provided in the first paragraph of this section. Please revise your disclosure to remove the detailed discussion of

January 27, 2017

the results of the Phase 2a trial starting at the sentence which states, “We observed that RPL554 administered as a single agent produced statistically significant improvements in lunch function, as measured by FEV, as compared to placebo, with a p-value of less than 0.001.” Such information is more appropriate for discussion in the Business section where the proper background and context may be given for such information. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

Product Candidate Pipeline, page 3

6.                                                  Please revise your pipeline tables on pages 3 and 81 so that the arrow indicating the phase of development for RPL554 for the treatment of CF is at the beginning of the Phase 2 column. In this regard we note that you do not plan to commence your Phase 2a clinical trial for this indication until the first half of 2017.

Response: In response to the Staff’s comment, the Company has revised the pipeline tables on pages 3 and 81 of the Registration Statement.

Risk Factors

Holders of ordinary shares and ADSs may not receive a return on their ordinary shares or ADSs other than through the sale of their ordinary shares or ADSs., page 49

7.                                                  This caption implies that holders of ordinary shares or ADSs can recover their investment by selling their securities and neglects the possibility that the trading price may fall below the offering price. Please revise the caption accordingly and discuss the possibility that securities may trade below the offering price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 49 of the Registration Statement.

Use of Proceeds, page 59

8.                                                  Please revise your disclosure to provide the estimated amounts intended to be used to fund your planned clinical trials of RPL554 for the treatment of COPD and CF, your other current and future research and development activities and working capital and other general corporate purposes. To the extent that that you have identified specific “other current research and development activities,” please revise your disclosure to identify those activities. Please make conforming changes throughout your prospectus as applicable.

January 27, 2017

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once the estimated net proceeds from the IPO have been determined, the Company will revise the Registration Statement in a subsequent amendment to include estimated amounts for each intended use of proceeds identified in the Registration Statement. The Company further respectfully advises the Staff that, to the extent it identifies specific other research and development activities for which the net proceeds from the IPO will be used, it will revise the Registration Statement in a subsequent amendment to identify those activities.

9.                                                  Please expand your disclosure regarding the proceeds to be used for clinical trials of RPL554 for the treatment of COPD and CF to describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach for each indication.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once the estimated net proceeds from the IPO have been determined, the Company will revise the Registration Statement in a subsequent amendment to describe how far in the development process it estimates such proceeds will enable the Company to reach for each indication.

Business

Clinical Development

Phase 1 Clinical Trials, page 94

10.                                           We note that you observed a statistically significant increase in lung function in patients receiving RPL554 in all dose groups as compared to placebo in the third part of your phase 1 clinical trial completed in September 2015. Please provide the p-values which led to this conclusion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement.

Intellectual Property, page 107

11.                                           Please expand your disclosure to identify in which foreign jurisdictions you have issued and pending patent applications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80, 107 and 108 of the Registration Statement.

Relationship Agreements, page 132

12.                                           Please file the relationship agreements as exhibits.

January 27, 2017

Response: In response to the Staff’s comment, the Company has filed the relationship agreements with OrbiMed, Abingworth, and Vivo as Exhibits 10.12, 10.13 and 10.14, respectively, to the Registration Statement. The Company respectfully advises the Staff that the relationship agreement with Arix and Arthurian will be terminated prior to the closing of the offering.

Report of Independent Registered

Public Accounting Firm, page F-2

13.                                           Financial statements which comply with IAS 1 and an audit report that complies with Rule 2-02 of Regulation S-X should be included in the registration statement for which you request effectiveness.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement in a subsequent amendment after the completion of its audited consolidated financial statements for the year ended December 31, 2016 to include financial statements that comply with IAS 1 and an audit report that complies with Rule 2-02 of Regulation S-X.

Other Comments

14.                                           We note that there are additional exhibits that still need to be filed, including the legal opinion. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: The Company acknowledges the Staff’s comment and will file the additional exhibits as promptly as possible.

15.                                           Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that it is providing copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional

January 27, 2017

written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

January 27, 2017

If you have any questions regarding the foregoing responses or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	Jan-Anders Karlsson, Ph.D., Verona Pharma plc
Peter N. Handrinos, Latham & Watkins LLP